UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

The Zweig Fund
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

989834 20 5
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON Karpus Management, Inc., d/b/a Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,201,669
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,201,669
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund C – Growth Common Stock Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 18,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 18,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,273*
	8	SHARED VOTING POWER 28,305*
	9	SOLE DISPOSITIVE POWER 12,273*
	10	SHARED DISPOSITIVE POWER 28,305*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

_______________
*See Items 2 and 5.

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON Glen T. Insley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 989834 20 5

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

In connection with the Agreement defined and described in Item 4 below, Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund ("Fund C") and Messrs. Insley and Regan are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration..

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 3,201,669 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 15.9% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 3,201,669 Shares beneficially owned by Karpus is approximately $41,825,342, excluding brokerage commissions.

The aggregate purchase price of the 18,100 Shares held by Karpus Fund is approximately $241,092, excluding brokerage commissions.

The aggregate purchase price of the 22,478 Shares held by Mr. Karpus and the Karpus Entities (excluding the Shares held by Karpus Fund) is approximately $297,384, excluding brokerage commissions.

Item 4.	Purpose of Transaction..

Item 4 is hereby amended to add the following:

On April 5, 2016, Zweig Advisers, LLC, the investment adviser to the Issuer ("Zweig"), entered into an agreement (the "Agreement") with Karpus pursuant to which the Issuer announced a tender offer program for up to 25 percent of the Issuer's outstanding Shares through an initial offer of up to 15 percent of Shares and two conditional offers of up to 5 percent each.

The Issuer agreed to commence a tender offer to expire on or before May 27, 2016, for up to 15% of the Issuer's then outstanding Shares, at a price equal to at least 98% of the net asset value ("NAV") of the Shares ("Tender Offer #1") as of the close of business on the expiration date of Tender Offer #1.

The Issuer also agreed to commence a tender offer for up to 5% of the Issuer's then outstanding Shares, at a price equal to at least 98% of NAV ("Tender Offer #2") 6 months after Tender Offer #1, if the average of the daily trading discount from the NAV of the Issuer, is more than 8% during the first full 12 calendar weeks following the close of Tender Offer #1.

The Issuer further agreed to commence a tender offer for up to 5% of the Issuer's then outstanding Shares, at a price equal to at least 98% of NAV (the "Tender Offer #3") 12 months after Tender Offer #1, if the average of the daily trading discount from the NAV of the Issuer is: (A) more than 8% during the first full 12 calendar weeks following the close of Tender Offer #2 or, (B) if Tender Offer #2 does not occur, during the first full 12 calendar weeks commencing on the 25th week following the close of Tender Offer #1.

In connection with entering into the Agreement, Karpus withdrew its proposal it submitted to the Issuer as well as its nominees for election to the Board of the Issuer (the "Board"). In addition, Karpus agreed to certain customary standstill provisions, including to vote all shares of the Issuer over which Karpus has beneficial ownership of, in accordance with the Board's recommendations, other than matters relating to a change in a fundamental investment policy. The standstill provisions generally prohibit Karpus from taking specified actions with respect to the Issuer and its securities, during the standstill period including, among others: (i) soliciting any proxies with respect to proposals submitted or to be submitted to the Issuer's shareholders; (ii) joining any group other than in accordance with the Board's recommendations; (iii) seeking nominations for election or removal of directors; or (iv) threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the Board.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 20,079,893 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2015 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 10, 2016.

A.	Karpus

(a)	As of the close of business on April 5, 2016, Karpus beneficially owned the 3,201,669 Shares held in the Accounts.

Percentage: Approximately 15.9%

(b)	1. Sole power to vote or direct vote: 3,201,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,201,669
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	Fund C

(a)	As of the close of business on April 5, 2016, Fund C beneficially owned 18,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,100

(c)	Fund C has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

C.	Mr. Karpus

(a)	As of the close of business on April 5, 2016, Mr. Karpus, beneficially owned 12,273 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 28,305 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 12,273
2. Shared power to vote or direct vote: 28,305
3. Sole power to dispose or direct the disposition: 12,273
4. Shared power to dispose or direct the disposition: 28,305

(c)	Mr. Karpus has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

D.	Mr. Insley

(a)	As of the close of business on April 5, 2016, Mr. Insley did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Insley has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

E.	Mr. Regan

(a)	As of the close of business on April 5, 2016, Mr. Regan did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer..

Item 6 is hereby amended to add the following:

On April 5, 2016, Karpus and Zweig entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On April 5, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits..

Item 7 is hereby amended to add the following exhibits:

99.1	Settlement Agreement by and between Karpus Management, Inc. and Zweig Advisers, LLC, dated April 5, 2016.

99.2	Joint Filing Agreement by and Between Karpus Management, Inc. and George W. Karpus, dated April 5, 2016.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND C – GROWTH COMMON STOCK FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Glen T. Insley
GLEN T. INSLEY

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

CUSIP NO. 989834 20 5

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	100 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,125 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 989834 20 5

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment 2 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	18,989	12.24	2/29/2016
Purchase of Common Stock	16,489	12.36	3/1/2016
Sale of Common Stock	(900)	12.37	3/1/2016
Purchase of Common Stock	8,019	12.41	3/2/2016
Purchase of Common Stock	13,201	12.51	3/3/2016
Purchase of Common Stock	7,738	12.58	3/4/2016
Sale of Common Stock	(400)	12.55	3/7/2016
Purchase of Common Stock	5,975	12.44	3/9/2016
Sale of Common Stock	(2,000)	12.39	3/10/2016
Purchase of Common Stock	100	12.57	3/11/2016
Sale of Common Stock	(1,146)	12.61	3/14/2016
Purchase of Common Stock	1,000	12.57	3/15/2016
Purchase of Common Stock	22,900	12.65	3/16/2016
Sale of Common Stock	(12,944)	12.64	3/16/2016
Sale of Common Stock	(563)	12.81	3/17/2016
Purchase of Common Stock	674	12.89	4/5/2016

CUSIP NO. 989834 20 5

EXHIBIT 99.1

AGREEMENT

This Agreement (the "Agreement") is made and entered into effective as of the 5th day of April, 2016 by and among Zweig Advisers, LLC ("Zweig"), a Delaware limited liability company having its principal places of business at 1540 Broadway, 16th Floor, New York, NY 10036, and Karpus Management, Inc. (doing business as Karpus Investment Management), a New York corporation having its principal place of business at 183 Sully's Trail, Pittsford, New York 14534, and any present or future entities or accounts it manages or controls or to which it is related (collectively, "Karpus," and with Zweig, each, a "Party," and collectively the "Parties").

WHEREAS, Zweig is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to various registered closed-end management investment companies, including The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc. (each, a "Fund" and collectively, the "Funds"), each a Maryland corporation; and

WHEREAS, Karpus is deemed to be the beneficial owner of common shares of each Fund by reason of its power to vote and direct the disposition of such shares held by various related entities; and

WHEREAS, Karpus, by letters, each dated December 21, 2015, with such letters filed on December 29, 2015 with the Securities and Exchange Commission as exhibits to Form 13D filings, has announced its intention to submit, at each Fund's 2016 annual meeting of shareholders, a proposal to the Fund's Board of Directors ("Board") that the Board promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"), and if more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund (the "Karpus Proposal"); and

WHEREAS, Karpus, by letters dated February 11, 2016, with such letters referenced in amendments on Form 13D each filed on February 16, 2016, has also announced its intention to nominate two nominees for election to each Fund's Board also at the 2016 annual meeting of shareholders; and

WHEREAS, each Fund has entered into separate non-disclosure agreements with Karpus each dated March 18, 2016 regarding confidentiality and other obligations with respect to discussions regarding the Karpus Proposal and possible courses of action that the Fund could undertake to address these issues; and

WHEREAS, the Parties to this Agreement wish to resolve matters concerning the Karpus Proposal for each Fund;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

1. Zweig Obligations. Zweig covenants that each Fund has agreed, based in part upon the recommendation of Zweig and contingent upon Karpus' mutual acceptance of the terms of the Agreement, to the following measures solely with respect to such Fund:
  (a) a tender offer campaign whereby the Fund:
    (i) commences an initial tender offer as soon as reasonably practicable after the execution of this Agreement, but in any event, no later than April 29, 2016, for up to 15% of the then outstanding common shares of the Fund at a price equal to 98% of the NAV of the Fund's common shares as determined as of the close of the regular trading session of the New York Stock Exchange on the date the tender offer expires. The tender offer shall expire on or before May 27, 2016; provided that the tender offer may be extended if required by law ("Tender Offer #1");
    (ii) commences a tender offer 6 months after the close of Tender Offer #1 for up to 5% of the then outstanding common shares of the Fund at a price equal to 98% of the NAV of the Fund's common shares as determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on the date the tender offer expires, if the average of the daily trading discount from NAV of the Fund, is more than 8% (calculated as described in Section 1(b) of the Agreement) during the first full 12 calendar weeks following the close of Tender Offer #1 ("Tender Offer #2"). Such Tender Offer #2 shall expire within 20 business days, provided that the tender offer may be extended if required by law; and
    (iii) commences a tender offer 12 months after the close of Tender Offer #1 for up to 5% of the then outstanding common shares of the Fund at a price equal to 98% of the NAV of the Fund's common shares as determined as of the close of the regular trading session of the NYSE on the date the tender offer expires, if the average of the daily trading discount from NAV of the Fund is: (A) more than 8% (calculated as described in Section 1(b) of the Agreement) during the first full 12 calendar weeks following the close of Tender Offer #2 or, (B) if Tender Offer #2 does not occur, during the first full 12 calendar weeks commencing on the 25th week following the close of Tender Offer #1 (Tender Offer #3, together with Tender Offer #1 and Tender Offer #2, collectively, the "Tender Offer Campaign"). Such Tender Offer #3 shall expire within 20 business days, provided that the tender offer may be extended if required by law.
    (iv) Each Tender Offer Campaign shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.
  (b) The Fund will determine the average of the Fund's daily premium or discount to NAV for each trading day in the applicable period by computing the percentage difference between the NAV and the volume-weighted average price ("VWAP") of the Fund on each trading day during such period and calculating the simple average of all such daily determinations. The Fund shall perform such calculations as soon as practicable after the applicable period in good faith and on a consistent basis using the Fund's published daily net asset value calculations and the VWAP on each day the NYSE is open for trading during the applicable period. The VWAP shall be the price as displayed under the heading "Bloomberg VWAP" for the Fund; and
  (c) to issue a press release (the "Announcement") with respect to the Tender Offer Campaign, such Announcement to announce the action taken by the Board, which release shall be in the Form attached as Exhibit A and shall be issued on the date hereof.
2. Karpus Obligations. Karpus agrees as follows:
  (a) The Karpus Proposal for each Fund and Karpus's nominees for the Board of each Fund shall be deemed to have been withdrawn upon the Announcement being made and Karpus shall not submit any other proposals or nominees for each Fund's 2016 annual shareholder meeting;
  (b) With respect to matters presented at the 2016 and 2017 annual shareholder meetings, or at any special meeting of shareholders held in 2016 or 2017, of the Funds;
    (i) Karpus shall vote, or shall direct to be voted, all shares of each Fund over which Karpus, its affiliates or persons affiliated with Karpus have discretion or beneficial ownership in accordance with the applicable board of trustees/directors' (or similar body, a "board") recommendations, other than matters relating to a change in a fundamental investment policy, as to which Karpus shall vote as it so determines;
    (ii) Karpus shall not solicit any proxies with respect to proposals submitted or to be submitted to each Fund's shareholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Karpus from encouraging other shareholders to vote as recommended by the board;
    (iii) Karpus shall refrain from granting a proxy with respect to shares of each Fund other than to officers of, or other persons named as proxies by Fund;
    (iv) Karpus shall refrain from executing any written consent with respect to each Fund's shares other than as may be solicited by each Fund or its board;
    (v) Karpus shall refrain from seeking to exercise control or influence over the management or policies of each Fund;
    (vi) Karpus shall refrain from, directly or indirectly, with respect to each Fund:
      aa. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of shareholders, or any proposals or matters for the consideration of the board, including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving each Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund's assets;
      bb. seeking the removal of any member of the board; and
      cc. nominating any individuals for election to the board or otherwise seeking appointment to or representation on the board.
    (vii) Karpus shall conform with the following restrictions, with respect to each Fund:
      aa. Karpus shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning each Fund, other than in accordance with the board's recommendations;
      bb. Karpus shall refrain from threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, each Fund, Zweig, or any related party, other than for alleged violations of this Agreement; and
      cc. Karpus shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Karpus has agreed not to do in the Agreement with respect to each Fund, including, but not limited to:
        i. putting forward shareholder proposals or director/trustee nominations;
        ii. voting against any matter recommended by the board, other than matters relating to a change in a fundamental investment policy, as to which Karpus shall vote as it so determines; or
        iii. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, each Fund, Zweig, or any related party.
  (c) For a period of 3 years following the later of (i) the close of Tender Offer #2 or (ii) the end of the measuring period for Tender Offer #2, if Tender Offer #2 does not occur, Karpus agrees to comply with the obligations contained in Section 2(b) above as they may apply to Karpus's conduct with respect to each Fund generally as well as with respect to matters considered at any annual or special shareholder meeting of Fund occurring during such period; and
  (d) Karpus shall not purchase or obtain control over any additional securities issued by each Fund until the earlier of April 5, 2016 or the date on which the Announcement is published. Nothing in this Agreement shall prevent Karpus from purchasing shares of any Fund after that date, provided, however, that all shares held by Karpus will be voted in accordance with the recommendations of the board on any matters submitted to a vote of shareholders at an annual or special meeting.
3. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

4. No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other Party, their affiliates, their representatives, or any of the members of a board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

5. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

6. Public Statements. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to an amendment to the Schedule 13D, as amended, relating to each of the Funds filed by Karpus.

7. Third-Party Beneficiaries. The Parties agree that each Fund is an intended third-party beneficiary of this Agreement, and that the Funds are entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

8. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

10. Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity. Further, upon the breach of this Agreement by Zweig, or a Fund's failure to perform the agreed upon actions as set forth in Section 1, Karpus' obligations hereunder shall terminate and the Karpus Proposal for each Fund and Karpus's nominees for the Board of each Fund referenced in Section 2(a) shall be deemed to have not been withdrawn and shall be reinstated and valid.

11. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

12. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

13. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

14. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

15. Term and Termination. This Agreement shall remain in effect until the earliest of the following:
  (a) December 31, 2020; or
  (b) such other date as the Parties may agree in writing.
  Sections 5 through 13, and 16 and 17 shall survive any such termination.
16. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 16, all notices to the respective Parties shall be directed to:

If to Zweig:

      Attention: William Renahan
      Zweig Advisers, LLC
      100 Pearl Street
      9th Floor
      Hartford, CT 06103
      Telephone: (860) 263-4799
      Facsimile: (860) 241-1024

If to Karpus:

      Attention: Daniel Lippincott
      Karpus Management, Inc.
      183 Sully's Trail
      Pittsford, New York 14534
      Telephone: 585 586-4680
      Facsimile: (585) 586-4315

17. Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

ZWEIG ADVISERS, LLC

By:
Name:
Title:

KARPUS MANAGEMENT, INC.

By:
Name:
Title:

CUSIP NO. 989834 20 5

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of The Zweig Fund, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

April 5, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS